SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. Publicly-held Company CNPJ 02.558.074/0001-73 NIRE 35.3.001.587.9-2

RELEVANT FACT

VIVO PARTICIPAÇÕES S.A. (“VIVO PART.”) communicates to the market that TELEFÓNICA S.A. disclosed the following Relevant Fact on May 10, 2010:

“On May 06, 2010, TELEFÓNICA S.A. submitted a cash offer (the “Offer”) to Portuguese company PORTUGAL TELECOM, SGPS, S.A. for the purchase of the shares representing 50% of the capital stock of Dutch company BRASILCEL, N.V., owned by it, for the price of 5,700 million Euros.

The Offer is binding, not subject to any kind of conditions whatsoever, and provides for a term of two months, counted from the acceptance thereof, for completion of the referred purchase of shares in BRASILCEL, N.V.. TELEFÓNICA, S.A. deems that it will be able to obtain the corresponding regulatory approval in Brazil within such period.

BRASILCEL, N.V. is a company 50% owned by TELEFÓNICA, S.A., and PORTUGAL TELECOM, SGPS, S.A. is the owner of shares representing approximately 60% of the capital stock of Brazilian company VIVO PARTICIPAÇÕES S.A.

The Offer also contemplates an IPO, to be carried out by TELEFÓNICA, S.A., for the common shares (ONs) of VIVO PARTICIPAÇÕES S.A. not owned by BRASILCEL, N.V. and which represent, approximately, 11.1% of the total number of common shares (ONs) and 3.8% of the total capital stock of VIVO PARTICIPAÇÕES S.A. The price per common share (ON) in the referred IPO would be 80% of the value assigned to each common share (ON) owned by BRASILCEL, N.V., in the Offer, with which the total price would come to, approximately, 600 million Euros.

Therefore, the total transaction value, considering (i) the price offered for the purchase of the shares of BRASILCEL, N.V. owned by PORTUGAL TELECOM, SGPS, S.A., of 5,700 million Euros, and (ii) the IPO price of the common shares (ONs) of VIVO PARTICIPAÇÕES S.A. not owned by BRASILCEL, N.V., of approximately 600 million Euros, would be around 6,300 million Euros.

As mentioned in the Offer, the same shall expire on June 06, 2010, except if prior to such date (i) the Offer has been accepted by PORTUGAL TELECOM, SGPS, S.A., or (ii) TELEFÓNICA has decided to extend the effective term thereof .”

São Paulo, May 11, 2010.

Roberto Oliveira de Lima
Chief Executive Officer
Vivo Participações S.A.

Cristiane Barretto Sales
Investor Relations Officer
Vivo Participações S.A.

VIVO – Investor Relations
Tel: +55 11 7420-1172
Email: ir@vivo.com.br
Information available from: www.vivo.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2010

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.